HARD CREEK NICKEL CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS
PERIOD ENDING SEPTEMBER 30, 2009

1.1 Date

The following management discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the “Company”) is for the quarter ending September 30, 2009 and includes information up to November 6, 2009 (the “Report Date”). The MD&A should be read in conjunction with the Company’s audited financial statements and related notes to the financial statements for the period ended December 31, 2008, and the unaudited statements dated September 30, 2009. All amounts are expressed in Canadian dollars unless otherwise stated.

1.2 Overall Performance

The Company is a Canadian mineral exploration company focused on its Turnagain Nickel property in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The claims are contiguous, and as of the date of this report, cover an area of approximately 33,220 hectares.

During 2008 the Company drilled 15 holes for a total of 4,105 metres. The drill program was designed to provide infill holes to increase the confidence level of the nickel resource in the projected starter pit areas of the Horsetrail deposit and to explore the potential of the Cliff zone to add a platinum-palladium component to our mine development plan. The Company budgeted approximately $4.6 million towards the 2008 exploration program. During the year ended December 31, 2008, the Company incurred $4,505,695 for exploration and development expenses which included geological and drilling services, on-going metallurgical testwork, resource update, sample analysis of 2007 and 2008 drill core, re-analysis of pre-2005 drill core sections, petrographic studies, environmental consulting, and First Nations discussions.

During the first nine months of 2009 the Company focused its technical efforts primarily on the Turnagain relational drill hole database, geological and mineralization model refinement, metallurgical testwork and First Nation discussions. Wardrop was contracted on August 11, 2009 to update the existing January 2008 AMEC Preliminary Assessment. It is anticipated that this update will be completed in the first quarter of 2010.

In addition to the Turnagain property, the Company holds, by staking, several additional areas of interest in the Liard Mining Division including the Bobner Creek, Lime 1, Lime 2 and the Dease Lime Claims. The Company no longer holds any other mineral claims outside the Liard Mining Division.

Some prospecting work was conducted on the Bobner Creek claims in Q3 2008. Assessment work was filed to keep the claims in good standing until July 5, 2012.

Some prospecting work was conducted on the Dease Lime claims in Q2 2009. Assessment work was filed to keep them in good standing until March 1, 2012.

The Company relies on equity financings to fund its operations. There were no share issuances during the third quarter of 2009. At September 30, 2009, the Company’s working capital was $3,714,957.

1.3 Selected Annual Information

	Dec 31 2006 (as restated)	Dec 31 2007	Dec 31 2008
Total Revenues	0	0	0
Income (Loss)[1] before other income & taxes	(1,534,578)	(2,852,726)	(2,524,141)
Net Income (Loss)	(228,931)[2]	(1,778,211)[3]	(1,958,267)[4]
Net Income (Loss) per share	($0.01)	($0.03)	($0.03)
Total Assets	17,530,128	33,846,521	31,637,006
Total Liabilities	288,542	1,827,125	549,444
Resource Properties abandoned or
written off in year	0	68,158	44,662

1 The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.
2 The Net loss in 2006 differs from the Loss due to a future income tax recovery, interest and other income.
3 The Net loss in 2007 differs from the Loss due to a future income tax recovery, interest and other income.
4 The Net loss in 2008 differs from the Loss due to a future income tax recovery, interest and other income.

1.4 Results from Operations

General and Administrative - During the third quarter of 2009, the Company incurred a net loss of $191,789 ($0.01 per share) compared to a net loss of $561,741 ($0.01 per share) in Q3 2008. The administrative expenses for Q3 2009 were $193,598, down from $576,691 in Q3 2008. Total administrative expenses include a non-cash expense which recognizes the fair value of stock options granted and vested; these amounts were $Nil and $67,832 in Q3 2009 and Q3 2008, respectively. Excluding these items, we see the Q3 2009 administrative expenses were $193,598, down from $508,859 in Q3 2008. Investor relations expenses in Q3 2009 were $19,428 (Q3 2008: $168,671), a decrease of $149,243 or 88% from the reduction in outside investor relations services. Consulting expenses for Q3 2009 were $Nil (Q3 2008: $30,594) down $30,594 primarily from the cost cutting of non essential administrative services. Legal and audit expenses in Q3 2009 were $21,627 (Q3 2008: $75,988), a decrease of $54,361 primarily from the reduce time spent on general corporate affairs. The Company incurred $66,000 in management fees in Q3 2009 compared to $33,000 in Q3 2008, an increase of $33,000 or 100% primarily from the addition of one senior executive. Office and general expenses in Q3 2009 were $66,150 compared to Q3 2008 expenses of $130,810, a decrease of $64,660 or 49% primarily from the one time TSX listing fees of $57,111 incurred in Q3 2008. Travel and promotion expenses in Q3 2009 were $3,373 compared to Q3 2008 expenses of $52,646, a reduction of $49,273 or 94% primarily from the Company’s focus to reduce spending on non core activities. In general, there were no other areas with significant increases or decreases compared to the comparative quarter of 2008. Netting out amortization and stock based compensation, the total general and administrative expenses for Q3 2009 were approximately $63,000 per month compared to $170,000 per month in Q3 2008. During Q3 2009 the Company earned $1,809 from short term investments in GIC’s (Q3 2008: $14,950), a decrease of $13,141 primarily from the reduction in the company’s cash position from operations and the exploration program over the previous twelve months.

Exploration - During the three months ended September 30, 2009, the Company incurred exploration expenses of $725,272 on the Turnagain property (Q3 2008: $1,576,271).

The Company has developed an extensive relational drill hole database and contracted Ron Simpson, P.Geo., of GeoSim Services Inc to provide an update of the Turnagain resource which includes all of the drilling results to date. The update was released on May 25, 2009. The table below presents the estimate of the resource of the Turnagain Nickel deposit using a 0.10% AC-Ni cut-off, of 695 million tonnes of Measured and Indicated resources at 0.174% AC-Ni and an additional 510 million tonnes of Inferred resources at 0.173% AC-Ni. Blocks with estimated sulphur content below 0.35% were excluded from the mineral resource. A total of 72,715 metres of diamond drilling in 273 drill holes were used to develop the resource model.

 Mineral Resource Estimate

Cut-off Grade of 0.10% AC-Ni *	Tonnage	% AC - Ni	% total Ni	% total Co
Measured	213,270,000	0.182	0.230	0.014
Indicated	481,742,000	0.170	0.210	0.014
Measured + Indicated	695,012,000	0.174	0.216	0.014
Inferred	510,818,000	0.173	0.199	0.014
            *Note: “% AC- Ni” refers to nickel in sulphide minerals.

The updated resource utilizes all the recent drill hole information to date, including holes from the 2008 exploration program. Historic drill holes and analytical results prior to 2002 (1967 – 1998 inclusive) were not used in the estimate.

Metallurgical testwork continued towards developing the most favorable mill performance characteristics. This testwork is being carried out by G&T Metallurgical Services Ltd. (G&T) in Kamloops, BC, and Western Minerals Technology Pty Ltd (WMT) a division of Norilsk Processing Pty Ltd (NPT) of Perth, Australia. This work is being managed and supervised under the direction of Mr. John Hoffert, P.Eng. of Hoffert Processing Solutions Inc (HPS). Gary Johnson, WMT’s Managing Director will also be providing metallurgical consulting services to the Company.

The laboratory portions of the Phase II metallurgical testwork program focused on developing a plant design using conventional grinding and flotation technology with reduced nickel recovery losses, lower reagent consumption and higher nickel grade in the flotation circuit has been completed. G&T conducted the program with supporting test work carried out by WMT at their Perth facilities. Final reports of the Phase II program are anticipated to be completed in the start of the 4th quarter of 2009. Further refinement of the results (Phase III) from this phase will be initiated in either the later part of 2009 or early 2010.

The reagent scheme and nickel flotation kinetics developed during the Phase II program were utilized in a pilot plant facility at G&T to create a range of concentrates under the direct supervision of HPS and WMT during the month of August 2009 at the G&T facility in Kamloops. The pilot plant concentrates will be used in batch laboratory testing to develop potential hydrometallurgical refining processes. All of the concentrates were shipped to Perth for amenability testing of the Activox® process in early September 2009. Initial Activox® hydrometallurgical tests have been completed with the final results and report anticipated early in the 4th quarter of 2009. A concentrate sample was also shipped from Perth to the Outotec Research Center in Pori, Finland to conduct HydroNic amenability testing as an alternative to the Activox® process. This work is scheduled for late October 2009 with final reporting anticipated to be completed before the end of 2009.

Wardrop was contracted on August 11, 2009 to update the existing January 2008 AMEC Preliminary Assessment. It is projected that this update will be completed in the first quarter of 2010.

Discussions initiated in 2004 with First Nations resulted in the signing of the October 15, 2008 Kaska Dena “Cornerstone Agreement”, the July 13, 2009 Kaska Dena Traditional Knowledge Protocol, and the September 15, 2009 Tahltan Memorandum of Understanding. These agreements lay the foundation of a respectful, cooperation and progressive relationship to facilitate the development of the Turnagain Project between the Kaska Dena, Tahltan and the Company. The details of a SocioEconomic Participation Agreement (SEPA) are presently being negotiated with the Kaska Dena. Discussions are also on-going with the Tahltan to develop similar type agreements.

1.5 Summary of Quarterly Results - see attached table on page

1.6 Liquidity and 1.7 Capital Resources

At September 30, 2009, the Company had working capital of $3,714,957 compared to working capital of $6,327,953 as at September 30, 2008. Accounts payable and accrued liabilities at September 30, 2009 were $208,285. The Company’s budget for 2009 is approximately $3.8 million, as of the date of this report, the Company has sufficient funds for the planned program and for general corporate purposes for the fiscal year ending December 31, 2009.

1.8 Off Balance sheet arrangements – N/A

1.9 Transactions with Related Parties

During the three months ended September 30, 2009, the Company incurred and paid $109,500 in salaries, fees, and stock option awards with directors, officers, senior executives or companies controlled by them. The amount for Q3 2009 was $109,500 as compared to $74,500 during Q3 2008, an increase of $35,000 or 47%. An aggregate of $37,500 in deferred exploration expenses relates to amounts paid to one senior executive of the Company for project management, infrastructure and socio-economic project development for the Turnagain property. These services were billed to the Company at standard industry rates. Management fees aggregating $66,000 were paid during the quarter ending September 30, 2009 to the President, Chief Financial Officer and the Corporate Secretary, and increase of $33,000 or 100% over the same period of 2008. The increase in management fees relates to the increase in the work load of the day to day operations plus the addition of management fees paid to the President. During the three months ended September 30, 2009, the Company incurred $6,000 in director fees compared to Nil for the same period in 2008.

1.10 – N/A

1.11 Proposed Transactions – N/A

1.12 Critical Accounting Estimates

As at September 30, 2009, the Company’s financial statements reflect an asset “Deferred Exploration & Development Costs” with a balance of $26,534,970. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

1.13 Changes in Accounting Policies Including Initial Adoption

As of January 1, 2009, the Company will be required to adopt the CICA Handbook Section 3064 “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Adoption of International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed the changeover to International Financial Reporting Standards (“IFRS”) from Canadian Generally Accepted Accounting Principles (“GAAP”) will be required for publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparatives for 2010.

The International Accounting Standards Board (“IASB”) has also issued an exposure draft relating to certain amendments and exemptions to IFRS 1. It is anticipated that this exposure draft will not result in an amended IFRS 1 standard until late 2009.

Although the amended IFRS 1 standard would provide relief, the changeover to IFRS represents a significant change in accounting standards and the transition from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and reported results of operations.

The Company has commenced an assessment of the impact that the transition to IFRS will have on its financial statements and related disclosures. In preparation for this IFRS conversion from GAAP, members of the financial team are taking IFRS courses to familiarize themselves with the key differences between the two standards and will assist the Company in preparing a transition plan that will address the accounting policies, information technology and data systems, and related procedures impacted in the IFRS conversion. During the second quarter of 2009, the Company performed a scoping and diagnostic analysis between GAAP and IFRS as it pertains to the Company’s activities. The Company plans on using this information to design a comprehensive IFRS conversion plan including, but not limited to, draft IFRS policies, additional financial statement disclosures and industry specific exemptions available to the Company. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.14 Financial Instruments and other Instruments

(a) Credit risk

The Company is exposed to credit risk on the cash held with its bank.

The Company mitigates credit risk by investing its cash, restricted cash, and cash equivalents with Schedule I banks. Schedule I banks are domestic banks and are authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The Company does not hold any non-bank asset backed commercial paper.

(b) Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its capital, development and exploration expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

1.15 Other

Capital Management

The Company considers its capital structure to consist of capital stock and contributed surplus. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support its exploration, development and operations activities. Management reviews its capital management approach on an ongoing basis. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2009. The Company is not subject to externally imposed capital requirements.

The Company’s objectives in managing capital are to safeguard its ability to operate as a going concern. The Company currently has no debt. The Company expects to finance its current exploration activity and its general and administrative operations through cash balances held.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company’s President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of September 30, 2009, the President and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s President and the Chief Financial Officer are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with Multilateral Instrument 52-109. These internal controls over financial reporting were effective as at September 30, 2009. There have been no changes in these controls during the third quarter of 2009 which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

(a)           additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.HardCreekNickel.com

(b)          at September 30, 2009, the Company had 60,370,592 shares issued. The Company had 5,117,500 stock options outstanding, with exercise prices ranging from $0.30 to $2.80, a weighted average exercise price of $0.84 and a weighted average life of 3.25 years. In addition, 2,719,802 warrants were outstanding, with a weighted average exercise price of $0.30 and a weighted average life of 0.64 years.

Summary of Share data at September 30, 2009
		Weighted Average
		Price	Life in Years
Issued shares	60,370,592
Options	5,117,500	$0.84	3.25
Warrants	2,719,802	$0.30	0.64
Fully Diluted	68,207,894

1.5 SUMMARY OF QUARTERLY RESULTS

	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009

Total Revenues	0	0	0	0	0	0	0	0
Income (loss)	(740,797)	(362,493)	(433,322)	(561,741)	(703,533)	(403,929)	(261,074)	(191,789)
Net Income (loss)	(141,557)[5]	(362,493)	(433,322)	(561,741)	(600,711)[6]	(403,929)	(261,074)	(191,789)
Basic & diluted earnings (loss)	(.00)	(.01)	(.01)	(.01)	(.00)	(.01)	(.01)	(.01)
per share
Deferred Exploration Expense –	1,974,663	551,245	1,535,600	1,576,271	842,579	412,486	625,218	725,272
British Columbia properties

5 The Net Income in the fourth quarter of 2007 reflects a year end adjustment of $(939,923) to reflect future income tax recovery.
6 The Net Income in the fourth quarter of 2008 reflects a year end adjustment of $(102,823) to reflect future income tax recovery.